Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated July 10, 2006
Relating to Preliminary Prospectus Dated May 31, 2006
Registration Statement No. 333-131918

CLEVELAND BIOLABS, INC.

2,000,000 Shares
of Common Stock

On July 10, 2006, Cleveland BioLabs, Inc. filed Amendment No. 3 to its Registration Statement on Form SB-2 to update certain disclosures that had been provided in its Preliminary Prospectus dated May 31, 2006. The following summarizes certain terms of the disclosure in the preliminary prospectus included in Amendment No. 3 to the Registration Statement that either did not appear in or updates the disclosure in the Preliminary Prospectus dated May 31, 2006. References to “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus dated May 31, 2006.

Withdrawal of certain selling stockholders from offering

Marcia Kucher, Amnon Mandelbaum, David Goodfriend, Sunrise Securities Corporation and Jonathan Andrew Stewart Harris have determined not to participate as selling stockholders in the offering. The number of shares of our common stock offered by all of the selling stockholders, however, remains at 300,000 shares of common stock, assuming the underwriters’ over-allotment option is not exercised. Accordingly, the number of shares offered by the remaining selling stockholders has increased on a pro-rata basis as indicated below.

Withdrawal from certain blue sky states

Our application in the states of Arizona, the District of Columbia, Maryland, Minnesota, Nevada, North Carolina, Pennsylvania and Tennessee have been withdrawn. As a result, the risk factor under the heading “If you are not an institutional investor, you may purchase our common stock in this offering only if you reside within certain states and may engage in resale transactions only in those states and a limited number of other jurisdictions.” has been amended to delete these states. The information under the section “Underwriting” has also been amended accordingly. Each section has been clarified to specify that offers and sales will only be made to the extent offer and sales of our security are permitted under the laws of each such jurisdiction.

Approval of IND application

On June 26, 2006, the FDA advised us that we may initiate clinical Phase II studies after making additional minor modifications to the protocol for such clinical studies.

Executive Compensation

We have corrected the amounts at which shares of restricted stock held by Michael Fonstein, Yakov Kogan and Andrei Gudkov are subject to repurchase by us. As corrected, the executive compensation table appears in its entirety below.

Underwriter Compensation

We have increased the exercise price of the warrants to acquire 170,000 shares of common stock of the Company to be sold to the underwriters from 110% of the per share public offering price upon consummation of the offering to 145% of the per share public offering price upon consummation of the offering.

SELLING STOCKHOLDERS

This prospectus covers 1,700,000 shares to be sold by us and 300,000 shares to be sold by the selling stockholders acquired in connection with our private placement of our Series A Preferred Stock and common stock in March 2005 plus up to an additional 300,000 shares to be sold by such selling stockholders if the over-allotment option is exercised (or by us to the extent the selling stockholders do not fully participate in the over-allotment option).

The following table provides information on the selling stockholders, their current beneficial ownership of our securities, the number of shares offered for each stockholder’s account, and the amount and percentage of their respective beneficial ownership after this offering, assuming they sell all of the offered shares. The information in the table was provided by the selling stockholders and derived from our stock ownership records, as of the date of this prospectus. Other than our relationship with Sunrise Securities Corp., who acted as our private placement agent in the Series A Preferred Stock private placement, no selling stockholder has had, within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates. The calculation of the percentage of shares beneficially owned after the offering is based on a total of 11,814,349 shares of common stock which includes: (i) 6,557,932 shares of common stock outstanding as of June 30, 2006, (ii) 3,351,219 shares of Series A Preferred Stock outstanding as of June 30, 2006, which automatically convert into shares of common stock upon consummation of this offering, (iii) 1,700,000 shares of common stock sold by us in this offering, (iv) 123,814 shares of common stock as a result of the automatic conversion of convertible notes plus accrued interest as of June 30, 2006 upon the consummation of this offering, and (v) 81,384 shares of common stock reserved for issuance as accumulated dividends on the Series A Preferred Stock as of June 30, 2006.

Name of Selling Stockholder	Shares Beneficially Owned Before the Offering (1)		Shares Offered (1)	Accumulated Dividends Issuable Upon the Offering	Shares Beneficially Owned After the Offering (2)	% of Common Stock Beneficially Owned After the Offering

Sunrise Equity Partners, LP	1,155,634	(3)	108,753	26,712	1,073,593	9.09%
Smithfield Fiduciary	288,907		27,188	6,678	268,397	2.27%
Helen Goodfriend	57,780		5,438	1,335	53,677	*
JGB Capital L.P.	288,907		27,188	6,678	268,397	2.27%
FCC Ltd.	75,113		7,069	1,736	69,780	*
Leon Recanati	80,893		7,613	1,869	75,149	*
CAMOFI Master LDC	144,452		13,594	3,339	134,197	1.14%
Yael Lustmann	23,111		2,175	534	21,470	*
Bear Stearns Securities Corp. Custodian for Stuart Schapiro IRA	14,443		1,359	333	13,417	*
Marilyn Adler	14,443		1,359	333	13,417	*
F. Berdon Co. LP	86,672		8,156	2,003	80,519	*
Danny Gabay	86,672		8,156	2,003	80,519	*
Crestview Capital Master, LLC	288,907		27,188	6,678	268,397	2.27%
Philip and Maxine Patt	28,890		2,719	667	26,838	*
Jay Lefkowitz	28,890		2,719	667	26,838	*
Yossi Shasha	14,443		1,359	333	13,417	*
Yehuda Harats	69,336		6,525	1,602	64,413	*
Richard Stone	123,647	(4)	11,657	2,671	114,661	*
IRA Bear Stearns as Custodian, 1625421 Ontario Inc.	40,444		3,806	934	37,572	*
Sem-Tov Yosef	14,443		1,359	333	13,417	*
Judith Green Berger	14,443		1,359	333	13,417	*
Serge Moyal	2,828	(5)	274	—	2,554	*
David Filer	106,580	(6)	10,908	—	95,672	*
Children’s Cancer Institute	47,771	(7)	5,080	—	42,691	*
Haber Norris Pty Ltd ATF Haber	65,803	(8)	6,998	—	58,805	*
	3,163,452		300,000	67,771	2,931,223

——————

*

Less than 1%

(1)

Preferred stock is reflected on an as-converted basis.

(2)

Includes an aggregate of 67,771 shares of common stock issuable to these selling stockholders as accumulated dividends on the Series A Preferred Stock as of June 30, 2006.

(3)

Excludes 126,800 shares of common stock owned by its affiliate Sunrise Securities Corp., 100,000 shares of common stock underlying warrants owned by Sunrise Securities Corp., and 1,192 shares of common stock underlying warrants owned by its affiliate Sunrise Foundation Trust.

(4)

Includes 3,500 shares of common stock underlying a warrant, which is currently exercisable.

(5)

Includes 1,225 shares of common stock underlying a warrant, which is currently exercisable.

(6)

Includes an aggregate of 42,980 shares of common stock underlying two warrants, which are currently exercisable.

(7)

Includes 47,771 shares of common stock underlying a convertible note, which automatically converts into common stock upon the consummation of this offering.

(8)

Includes 65,803 shares of common stock underlying a convertible note, which automatically converts into common stock upon the consummation of this offering.

MANAGEMENT

Executive Compensation

The following table sets forth the amount of compensation during the years ended December 31, 2003, 2004 and 2005 by our chief executive officer and our three other executive officers:

Summary Compensation Table

					Long Term Compensation Awards
Name and Principal Position	Year	Annual Salary		Bonus	Restricted Stock Awards			Options

Michael Fonstein,	2005	$180,000	(1)	$—	$	N/A		—
Director, Chairman of the Board, CEO & President	2004	120,000	(2)	—		N/A		—
	2003	36,000	(3)	—		8,209	(4)	—

Yakov Kogan,	2005	$160,000	(5)	$—	$	N/A		—
Director, Executive Vice President of Business Development, Secretary	2004	114,000	(2)	—		N/A		—
	2003	36,000	(3)	—		4,478	(6)	—

Andrei Gudkov	2005	$70,000	(7)	$—	$	N/A		—
Director, Chief Scientific Officer	2004	48,000	(8)	—		N/A		—
	2003	12,000	(9)	—		9,888	(10)	—

John A. Marhofer, Jr.	2005	$80,000	(11)	$—	$	N/A		23,184	(12)
Chief Financial Officer	2004	N/A		—		N/A		—
	2003	N/A		—		N/A		—

——————

(1)

On June 1, 2005, Dr. Fonstein’s salary was increased from $120,000 to $180,000.

(2)

The total compensation paid to Dr. Fonstein and Dr. Kogan in 2004 was $120,000 and $114,000, respectively. Of that, $42,000 was deferred by both executives until 2005 and paid on March 21, 2005.

(3)

The total compensation paid to Dr. Fonstein and Dr. Kogan in 2003 was $36,000 each. Of that, $24,000 was deferred by both executives until 2005 and paid on March 21, 2005.

(4)

As of December 31, 2005, 437,067 shares of Dr. Fonstein’s 1,311,200 shares of restricted stock were subject to repurchase by the Company at an aggregate price of $3.67.

(5)

On June 1, 2005, Dr. Kogan’s salary was increased from $114,000 to $160,000.

(6)

As of December 31, 2005, 238,400 shares of Dr. Kogan’s 715,200 shares of restricted stock were subject to repurchase by the Company at an aggregate price of $2.00.

(7)

On June 1, 2005, Dr. Gudkov’s salary was increased from $48,000 to $70,000.

(8)

On August 1, 2004, we entered into a three year consulting agreement with Dr. Gudkov under which Dr. Gudkov serves as our Chief Scientific Officer. On January 23, 2006, the term of his consulting agreement was extended until December 31, 2008.

(9)

The total compensation paid to Dr. Gudkov in 2003 was $12,000, all of which was deferred until 2005 and paid on March 21, 2005.

(10)

As of December 31, 2005, 394,850 shares of Dr. Gudkov’s 1,549,600 shares of restricted stock were subject to repurchase by the Company at an aggregate price of $3.31.

(11)

Mr. Marhofer commenced employment with us on February 14, 2005. On June 1, 2005, Mr. Marhofer’s salary was increased from $60,000 to $80,000.

(12)

On June 30, 2005, Mr. Marhofer was granted options to purchase 23,184 shares of common stock, of which 5,796 are currently exercisable.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Sunrise Securities Corporation at (212) 421-1616.

The most recent registration statement, as amended (including prospectus), can be accessed through the following link: http://www.sec.gov/cgi-bin/browse-edgar?company=cleveland+biolabs&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany.